[Chapman and Cutler LLP Letterhead]

October 27, 2022

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on August 19, 2022 (the “Registration Statement”). The Registration Statement relates to the Innovator Gradient Tactical Rotation Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff requests confirmation that the Fund’s next filing will consist of a full registration statement, including all exhibits. To the extent the registration statement is incomplete, please provide the Staff with completed drafts as soon as possible, but at least five business days prior to the date of effectiveness of the registration statement.

Response to Comment 1

The Registrant confirms that it will endeavor to submit a full registration statement in its next filing.

Comment 2 – General

Please harmonize the definition of the “S&P Global Broad Market Index (BMI)” across the Registration Statement.

Response to Comment 2

In accordance with the Staff’s comment, the Fund has revised the definition of the index in the investment objective to: “S&P Global Broad Market Index (“S&P Global BMI”).”

Comment 3 – Fees and Expenses of the Fund

Please confirm supplementally to the Staff that the Fund does not have acquired fund fees and expenses requiring disclosure pursuant to Instruction 3(f) to Item 3 of Form N-1A.

Response to Comment 3

The Fund confirms it does not expect to have any acquired fund fees and expenses.

Comment 4 – Principal Investment Strategies

Please delete or explain the disclosure relating to “representative sampling” of an index, as this reference implies that the Fund’s follows an index tracking investment strategy.

Response to Comment 4

The Fund’s reference to representative sampling has been revised  to refer to the Sub-Advisor’s rules-based investment methodology, as reflected in Exhibit A.

Comment 5 – Principal Investment Strategies

With respect to the S&P Global BMI, please describe this index in further detail in Item 9 to include information on its rebalance/reconstitution schedule.

Response to Comment 5

The Fund has revised its disclosure in accordance with the Staff’s comment to include additional detail about the S&P Global BMI, as reflected in Exhibit A.

Comment 6 – Principal Investment Strategies

The Staff notes the detailed Item 4 disclosure describing the nine indices correlated to nine global market segments. Please consider moving this level of detail about the indices in Item 9 of the Registration Statement.

Response to Comment 6

Pursuant to the Staff’s comment, the Fund has revised its disclosure, as reflected in Exhibit A.

Comment 7 – Principal Investment Strategies

The Staff notes the disclosure under “Fund Investments” states that the Fund “invests in equity securities, which primarily includes common stocks and depositary receipts.” Please add brief correlating disclosure to Item 4 and confirm supplementally that the Fund is only investing in equities for purposes of the Fund’s principal investment strategies.

Please confirm supplementally to the Staff that depositary receipts are the only method the Fund uses for foreign investments. Additionally, clarify the types of foreign securities for purposes of the Fund’s principal investment strategies. The Staff notes the Fund includes a “Depositary Receipts Risk” but does not have correlating principal investment strategy disclosure.

Response to Comment 7

The Fund confirms that it is only investing in equities for purposes of the Fund’s principal investment strategies. Additionally, the Fund notes that it will invest in the types of foreign securities that comprise the underlying equity securities of the global equity index selected by Gradient, including direct foreign-listed investments and depositary receipts for non-U.S. investments. The Fund has revised its disclosure in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 8 – Principal Risks

Please revise the “Depositary Receipts Risk” to specify the specific types of depositary instruments in which the Fund may invest.

Response to Comment 8

The Fund has revised its disclosure to add the following as the first sentence of the “Depositary Receipts Risk”:

“The Fund invests in depositary receipts, including American Depositary Receipts (ADRs), Global Depositary Receipts (GDRs) or similar instruments.”

Comment 9 – Principal Investment Strategies

The Staff notes that Gradient uses a “rules-based investment process,” but the Fund has two sub-advisors. Please clarify in plain English if the rules-based investment process applies only to Gradient.

Response to Comment 9

The Fund has revised its disclosure clarify the following, as reflected in Exhibit A:

“The Fund’s active strategy utilized a rules-based two-factor approach to create tactical investment opportunities. Penserra will manage the Fund’s investments in accordance with Gradient’s rules-based investment process. However, Penserra may invest in a portion of the securities that collectively has an investment profile similar to that of Gradient’s strategy signal.”

Comment 10 – Principal Investment Strategies

Please revise the definition of “Momentum” in the second bullet of the “Principal Investment Strategies” section in plain English. The Staff notes the Fund uses a clearer definition in its “Momentum Investing Risk.”

Response to Comment 10

The Fund has revised its disclosure, as reflected in Exhibit A.

Comment 11 – Principal Investment Strategies

Please clarify the meaning of “neutral volatility” in the “Neutral broad market” bullet of the “Principal Investment Strategies” section.

Response to Comment 11

The Fund has revised its disclosure, as reflected in Exhibit A.

Comment 12 – Principal Investment Strategies

The Staff notes the disclosure states, “The resulting investable universe consists of ten global market segments identified below.” Please clarify that theses global market segments come from a combination of the four market subsectors (i.e., high beta, momentum, neutral broad market and low volatility) and the three geographic equity markets (i.e., U.S. markets, international developed markets and emerging markets).

Response to Comment 12

The Fund has revised its disclosure as follows and as reflected in Exhibit A:

“The resulting investable universe consists of ten market segments (identified below), nine of which are derived from a combination of the three geographic equity markets and four market subsectors.”

Comment 13 – Principal Investment Strategies

The Staff notes the disclosure states, “The final segment represents cash or cash equivalents (e.g., short-term U.S. Treasury bills).” However, the disclosure later states, “In the event all nine global market segments show a significant and sustained price momentum decline, a cash or cash equivalent position will be used until a positive price momentum returns.” Please revise in plain English how investing in cash or short-term U.S. Treasury bills will meet the investment objective of the Fund. Please also supplementally confirm to the Staff if cash and cash equivalents will be used as principal investment strategy.

Response to Comment 13

The Fund notes that cash and cash equivalents may be used as a principal investment strategy if all nine global market segments, which are each represented by a single global equity index, show a significant and sustained price momentum decline such that Gradient believes a strategy signal in one of these global market segments cannot provide excess returns over the S&P Global BMI. The disclosure has been revised to reflect this scenario, as reflected in Exhibit A.

Comment 14 – Principal Investment Strategies

Please revise the disclosure to add constraints, if any, for geographic regions or countries and/or market capitalizations and add corresponding risk disclosure.

Response to Comment 14

The Fund notes it does not have any geographic region or country or market capitalization constraints. Rather, the Fund will adhere to the geographic restrictions and market capitalization constraints of the global equity indices, if any. The Fund has revised its disclosure in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 15 – Principal Investment Strategies

The Staff notes the disclosure states, “Next, Gradient identifies which market subsector has the strongest price momentum trend within the selected geographic equity market to provide a strategy signal to Penserra.” Please define in plain English what “strategy signal” means.

Response to Comment 15

The above-referenced disclosure has been revised as follows:

“Next, Gradient identifies which market subsector has the strongest price momentum trend within the selected geographic equity market to provide an investment instruction (i.e., a “strategy signal”) for which of the global market segments (or cash) Penserra should invest on behalf of the Fund.”

Comment 16 – Principal Investment Strategies

The Staff notes the disclosure states, “At the end of each month, Penserra will seek to invest in the underlying equity securities of the global equity index that Gradient identifies as having the strongest price momentum trend.” If there are any allocation percentage restrictions, please disclose or confirm supplementally there are no restrictions.

Response to Comment 16

The Fund confirms there are no restrictions with regard to allocation percentages.

Comment 17 – Principal Investment Strategies

The Staff notes the disclosure states, “As of __________, 2022, the Fund had significant investments in __________ companies…” Please enhance this disclosure to clarify what types of companies these are.

Response to Comment 17

The Fund notes that it does not, pursuant to its rotation strategy, have a policy to invest in a specific industry or group of industries. The Fund has revised its disclosure as set for in Exhibit A.

Comment 18 – Principal Investment Strategies

The Staff notes the disclosure states, “To the extent the Fund invests a significant portion of its assets in a given jurisdiction or investment sector, the Fund may be exposed to the risks associated with that jurisdiction or investment sector.” Please change “may be” to “will be.” Additionally, please clarify what “jurisdiction” means (i.e., does this mean country or geographic region?).

Response to Comment 18

In accordance with the Staff’s comment, the disclosure has been revised as follows:

“To the extent the Fund invests a significant portion of its assets in a given geographic region or investment sector, the Fund will be exposed to the risks associated with that geographic region or investment sector.”

Comment 19 – Principal Investment Strategies

Please add disclosure explaining how the sub-advisors make a determination to sell securities for purposes of the principal investment strategies.

Response to Comment 19

The Fund has revised its disclosure, as reflected in Exhibit A.

Comment 20 – Principal Risks

The Staff requests the risks be prioritized in order of importance and not alphabetically, consistent with former Director of Division of Management Dalia Blass’ October 25, 2018 remarks.

Response to Comment 20

The disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 21 – Principal Risks

The Staff notes the inclusion of the “Currency Risk.” Please briefly add corresponding disclosure to the principal investment strategies that the Fund invests in securities denominated in foreign currency.

Response to Comment 21

The disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 22 – Principal Risks

Please revise the “Depositary Receipts Risk” and “Equity Risk” to better specify the risks attendant to this Fund.

Response to Comment 22

The Fund believes the above-referenced risks, as currently presented and in combination with the other attendant risks of the Fund, is appropriate for investor comprehension.

Comment 23 – Principal Risks

The Staff notes the inclusion of the “Liquidity Risk.” Please confirm if this is a principal risk of the Fund. If so, please identify attendant securities in the principal investment strategies.

Response to Comment 23

The Fund confirms that it does not expect “Liquidity Risk” to be a principal risk of the Fund and has removed this risk from the Registration Statement.

Comment 24 – Principal Risks

The Staff notes the inclusion of the “Portfolio Turnover Risk.” Please add correlating disclosure to the Fund’s principal investment strategies.

Response to Comment 24

The Fund has revised its disclosure, as reflected in Exhibit A.

Comment 25 – Performance

Please supplementally disclose to the Staff what the Fund’s broad-based securities market index will be.

Response to Comment 25

The Fund expects the broad-based securities market index will be the S&P Global Broad Market Index.

Comment 26 – Additional Information About the Fund’s Principal Investment Strategies

Please relocate to the Statement of Additional Information any discussion under the “Additional Information About the Fund’s Principal Investment Strategies” section with respect to non-principal strategies and risks. Please confirm supplementally to the Staff that all principal strategies and risks are included in Item 4 of the Registration Statement.

Response to Comment 26

The Fund confirms that all principal strategies and risks are included in Item 4 of the Registration Statement. The disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 27 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes the disclosure states, “To the extent the Fund invests a significant portion of its assets in a given jurisdiction or investment sector, the Fund may be exposed to the risks associated with that jurisdiction or investment sector.” Please explain supplementally what is meant by “significant” and how it is compliant with Section 8(b)(1) under the Investment Company Act of 1940 (the “1940 Act”).

Response to Comment 27

The Fund does not intend to concentrate its investments in a particular industry or group or industries, as that term is used for purposes of the 1940 Act, and is compliant with Section 8(b)(1). Additionally, the Fund recites its concentration policy in its Statement of Additional Information (“The Fund shall not … [i]nvest 25% or more of the Fund’s net assets in securities of issuers in any one industry or group of industries…”). The Fund confirms that the term “significant” means an amount that is less than 25% of the value of its net assets.

Comment 28 – Fund Investments

The Staff notes that certain disclosure in the Fund’s “Additional Information About the Fund’s Principal Investment Strategies” section merely repeats or is substantially identical to the information included in the summary prospectus. Please consider revising the disclosure to remove duplicative disclosure. In this regard, Form N-1A provides that the principal investment strategies and risks required in Item 4 summary section should be based on the information given in response to Item 9 of Form N-1A and should be a summary of that information. Form N-1A also provides that information given in response to Items 2-8 need not be repeated elsewhere. See Form N-1A; IM Guidance Update 2014-08 (June 2014).

Response to Comment 28

The disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 29 – Statement of Additional Information

The Staff notes the disclosure states, “The Fund reserves the absolute right to reject a creation order transmitted to it if…” Please revise this disclosure to states, “The Fund reserves the right to reject a creation order transmitted to it, for any legally permissible reason, if…”

Response to Comment 29

The Statement of Additional Information has been revised in accordance with the Staff’s comment.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:         /s/ Morrison C. Warren

Morrison C. Warren

Exhibit A

Prospectus

Innovator Gradient Tactical Rotation Strategy ETF

([      ]—[      ])

November __, 2022

Innovator Gradient Tactical Rotation Strategy ETF (the “Fund”) is a series of Innovator ETFs Trust (the “Trust”) and an exchange-traded fund (“ETF”). The Fund intends to list and principally trades its shares on [ ] (“[ ]” or the “Exchange”).

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

Summary Information	1

Additional Information About the Fund’s Principal Investment Strategies	10

Fund Investments	11

Additional Risks of Investing in the Fund	12

Management of the Fund	17

How to Buy and Sell Shares	20

Dividends, Distributions and Taxes	21

Distributor	25

Net Asset Value	25

Fund Service Providers	26

Premium/Discount Information	26

Investments by Other Investment Companies	27

Financial Highlights	27

ii

Innovator Gradient Tactical Rotation Strategy ETF

Investment Objective

The Fund seeks to provide long term capital appreciation with an objective of providing excess returns over the S&P Global Broad Market Index (“S&P Global BMI”).

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.80%
Distribution and Service (12b‑1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.80%
(1)	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$82	$255

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Fund to incur additional transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, may affect the Fund’s performance. Because the Fund has not yet commenced operations, portfolio turnover information is unavailable at this time.

Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to provide excess returns over the S&P Global BMI utilizing a rules-based investment process. The S&P Global BMI is a market capitalization-weighted index providing a broad measure of global equities markets. Gradient Investments, LLC (“Gradient”) and Penserra Capital Management LLC (“Penserra,” and together with Gradient, the “Sub-Advisers”) each serve as investment sub-advisers to the Fund. Penserra is responsible for implementing the Fund’s investment program by, among other things, trading portfolio securities and performing related services, rebalancing the Fund’s portfolio and providing cash management services in accordance with the strategy signals and investment advice provided by Gradient. The Sub-Advisers are not affiliated with the Fund or Innovator Capital Management, LLC (“Innovator” or the “Adviser”), the Fund’s investment adviser.

The Fund seeks to achieve its investment objective by identifying the global equity market segment that is displaying the strongest price momentum metrics, as described below. Pursuant to its investment strategy, the Fund will invest in equity securities, which will include direct investments in U.S. and non-U.S. listed common stocks and depositary receipts. The Fund may purchase equity securities of non-U.S. companies that utilize American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). The Fund’s active strategy utilizes a rules-based, two-factor approach to create tactical investment opportunities. First, the Fund defines the investable universe by identifying three broad-based geographic equity markets: (1) U.S. markets; (2) international developed markets; and (3) emerging markets. Second, the Fund identifies the following market subsectors within each of the above geographic equity markets:

●	High beta refers to securities that fluctuate to a greater degree when compared to other securities in an equity market;

●	Momentum refers to securities that have had stronger recent performance compared to other securities, on the basis that these securities will continue to increase in value;

●	Neutral broad market refers to securities with expansive geographic coverage for market diversification that generally fluctuate consistent with broad market conditions; and

●	Low volatility refers to securities that fluctuate to a lesser degree when compared to other securities in an equity market.

“Volatility” is defined as the characteristic of a security to fluctuate in price over a period of time and “beta” is defined as the volatility of a security relative to the total market.

The resulting investable universe consists of ten market segments (identified below), nine of which are derived from a combination of the three geographic equity markets and four market subsectors and are represented by a single global equity index. The final segment represents the Fund’s investment in cash or cash equivalents (e.g., short-term U.S. Treasury bills) to the extent that none of the global equity market segments are identified for investment, as further described below.

U.S. High Beta Index	International Developed Momentum Index	Emerging Market Momentum Index
U.S. Neutral Broad Market Index	International Developed Neutral Broad Market Index	Emerging Market Neutral Broad Market Index
U.S. Low Volatility Index	International Developed Low Volatility Index	Emerging Market Low Volatility Index
Cash or cash equivalents

For more information on the nine global market segments that are represented by a single global equity index, please see the section entitled “Additional Information About the Fund’s Principal Investment Strategies.”

The investable universe is analyzed based on metrics each month to identify the strongest (and avoid the weakest) geographic equity markets and market subsectors in the equity global markets. On a monthly basis, Gradient uses a top-down price momentum methodology to determine which geographic equity market shows the strongest price momentum trend. Next, Gradient identifies which market subsector has the strongest price momentum trend within the selected geographic equity market to provide an investment instruction (i.e., a “strategy signal”) for which of the global market segments (if any) Penserra should invest on behalf of the Fund. A strong “momentum” view by Gradient indicates a belief that equity securities in the subsector are more likely than not to sustain movement in a positive direction, rather than change directions. This strategy determination, made by Gradient on behalf of the Fund, will be signaled to Penserra at the end of each month, at which time, if applicable, the Fund’s portfolio will be adjusted by selling securities and investing in the underlying equity securities of the global equity index that Gradient identifies as having the strongest price momentum trend. In the event that Gradient determines that all nine global market segments exhibit a significant and sustained price momentum decline such that none of the global market segments are expected to provide excess returns over the S&P Global BMI, the Fund will invest in a cash or cash equivalent position until a global market subsector with a positive price momentum returns is identified for investment.

Penserra will manage the Fund’s investments in accordance with Gradient’s rules-based investment process. However, Penserra may, at its discretion, invest in a smaller portion of the securities comprising a market segment index that collectively has an investment profile of the index constituents that constitute that of Gradient’s strategy signal. With respect to non-U.S. listed securities in the global equity index selected by Gradient, Penserra expects to invest directly on the foreign exchange unless the applicable index provides for an investment in a depositary receipt. In addition, from time to time, Penserra expects to invest in the ADRs or GDRs of such foreign securities rather than investing directly from the non-U.S. exchange to manage differences in timing of market closures.

The Sub-Advisers’ monthly adjustment to the Fund’s investment strategy will cause the Fund to have a higher portfolio turnover rate than other funds. To the extent the Fund invests a significant portion of its assets in a given geographic region or investment sector, the Fund will be exposed to the risks associated with that geographic region or investment sector.

The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”).

Principal Risks

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that the Fund’s investment objectives will be achieved. Each risk noted below is considered a principal risk of investing in the Fund, regardless of the order in which it appears. The significance of each risk factor below may change over time and you should review each risk factor carefully.

High Beta Risk. High beta stocks are more sensitive to changes in the market, and thus may be more volatile based on historical market data, compared to the overall market. A portfolio composed of high beta stocks may be subject to greater swings in value and may change unpredictably, thus affecting the value of such securities and, consequently, the value of the Fund.

Low Volatility Risk. While low volatility stocks are seen as having a lower risk profile than the overall markets, they are still subject to the general risks of common stocks. However, a portfolio composed of low volatility stocks may not produce investment exposure that has lower variability to changes in such stocks’ price levels. As such, low volatility stocks may underperform the broader market during periods of rapidly rising stock prices.

Momentum Investing Risk. A momentum style of investing emphasizes investing in securities that have had stronger recent performance compared to other securities, on the basis that these securities will continue to increase in value. Securities that previously exhibited relatively high momentum characteristics may not experience positive momentum or may experience more volatility than the market as a whole. High momentum may also be a sign that the securities’ prices have peaked, and therefore the returns of such securities may be less than the returns of other styles of investing. Momentum can change quickly, and these securities may experience rapid and substantial declines in value. Additionally, there may be periods when the price momentum style of investing is out of favor and the investment performance of the Fund may suffer.

Performance Variability Risk. The performance of the Fund and the equity indices that represent the global market segments the Fund invests in may vary for a variety of reasons. This performance variability may occur because of differences between the securities and other instruments held in the Fund’s portfolio and those included in the equity indices, pricing differences, transaction costs incurred by the Fund, the Fund’s holding of cash or cash equivalents, acceptance of custom baskets or the costs to the Fund of complying with various new or existing regulatory requirements, among other reasons. Additionally, because the Sub-Advisers implement the Fund’s investment program on a monthly basis, the Fund’s portfolio may not always correlate to the securities of the equity index that was selected based on the strategy signal. Similarly, the Sub-Advisers may not always be invested in the securities of the equity indices or may hold securities not included in the equity indices. This risk may be heightened during times of increased market volatility or other unusual market conditions. Performance variability may also occur because the Fund incurs fees and expenses, while the equity indices do not. When the Fund rebalances its portfolio, any transaction costs and market exposure arising from such portfolio rebalancing will be borne by the Fund and its shareholders. Errors with respect to the quality, accuracy and completeness of the data used to compile the equity indices may occur from time to time and may not be identified and corrected by the Fund for a period of time or at all.

Equity Securities Risk. Equity securities may decline in value because of declines in the price of a particular holding or the broad stock market. Such declines may relate directly to the issuer of a security or broader economic or market events, including changes in interest rates. The value of Shares will fluctuate with changes in the value of the equity securities the Fund invests in.

Non-U.S. Securities Risk. Investments in securities of non-U.S. companies (particularly in emerging markets) present risks beyond those of securities of U.S. issuers and can be more volatile than investments in U.S. companies. Risks of investing in securities of foreign companies include: different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluation, blockages or transfer restrictions; changes in foreign currency exchange rates; taxes; restrictions on non‑U.S. investments and exchange of securities; and less government supervision and regulation of issuers in non-U.S. countries. Further, other diplomatic, political or economic developments can affect investments in foreign companies. Prices of non-U.S. securities may also be more volatile. Finally, the value of securities denominated in foreign currencies, and of dividends from such securities, can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar.

Depositary Receipts Risk. The Fund invests in depositary receipts, including American Depositary Receipts (ADRs), Global Depositary Receipts (GDRs) or similar instruments. Depositary receipts, such as ADRs or GDRs, may be subject to certain of the risks associated with direct investments in the securities of foreign companies, such as currency, political, economic and market risks, because their values depend on the performance of the non-dollar denominated underlying foreign securities. Certain countries may limit the ability to convert depositary receipts into the underlying foreign securities and vice versa, which may cause the securities of the foreign company to trade at a discount or premium to the market price of the related depositary receipts. Depositary receipts may be purchased through “sponsored” or “unsponsored” facilities. A sponsored facility is established jointly by a depositary and the issuer of the underlying security. A depositary may establish an unsponsored facility without participation by the issuer of the deposited security. Unsponsored receipts may involve higher expenses and may be less liquid. Holders of unsponsored depositary receipts generally bear all the costs of such facilities, and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.

Emerging Markets Risk. Emerging markets are generally more volatile than markets of more developed countries and may be more likely to experience inflation risk, political turmoil and rapid changes in economic conditions than more developed markets. Emerging market companies are also subject to a greater risk of market closure or manipulation, less liquidity, limited reliable access to capital and exchange delisting. Emerging markets often have less uniformity in accounting and reporting requirements, unreliable securities valuation and greater risk with custody of securities than developed markets. Additionally, emerging markets often have greater risk of capital controls through such measures as taxes or interest rate control than developed markets. Certain emerging market countries may also lack the required infrastructure to attract large amounts of non-U.S. trade and investment. Additionally, the rights and remedies available to investors in emerging market securities may be more limited than those available for investments in more developed markets. Finally, the limitations associated with investments in emerging market companies could impact the Fund’s ability to achieve its investment objective.

Authorized Participant Concentration Risk. Only an authorized participant (“AP”) may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs on an agency basis (i.e., on behalf of other market participants). To the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem “Creation Units” (large blocks of a specified number of Shares), Shares may be more likely to trade at a premium or discount to the Fund’s net asset value (“NAV”) and possibly face trading halts and/or delisting.

Currency Risk. The Fund’s direct investments in foreign-listed securities will be denominated in foreign currency. Changes in currency exchange rates affect the value of investments denominated in a foreign currency, and therefore the value of such investments in the Fund’s portfolio. The Fund’s NAV could decline if a currency to which the Fund has exposure depreciates against the U.S. dollar or if there are delays or limits on repatriation of such currency. Currency exchange rates can be very volatile and can change quickly and unpredictably. As a result, the value of an investment in the Fund may change quickly and without warning.

Cyber Security Risk. The Fund is susceptible to operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or sub-adviser, as applicable, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. While the Fund has established business continuity plans and risk management systems designed to reduce the risks associated with cyber security, there are inherent limitations in such plans and systems. Additionally, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Advisers will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or APs to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and in greater than normal intra-day bid-ask spreads for Shares.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Portfolio Turnover Risk. The Fund may be subject to high portfolio turnover due to the Fund’s monthly rebalance and reconstitutions. High portfolio turnover (higher than 100%) may result in increased transaction costs to the Fund, including brokerage commissions, dealer markups and other transaction costs on the sale of the securities and on reinvestment in other securities, as well as possible increased taxable distributions.

Premium/Discount Risk. The NAV of Shares will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of Shares will generally fluctuate in accordance with change in NAV as well as the relative supply of and demand for Shares on the Exchange. The Fund cannot predict whether Shares will trade bellow (discount), at or above (premium) their NAV. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time.

Security Issuer Risk. Issuer‑specific attributes may cause a security held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole.

Trading Issues Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and APs are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged.

The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

Performance

As of the date of this prospectus, the Fund has not yet commenced operations and therefore does not have a performance history. Once available, the Fund’s performance information will be accessible on the Fund’s website at www.innovatoretfs.com and will provide some indication of the risks of investing in the Fund.

Management

Investment Adviser

Innovator Capital Management, LLC

Investment Sub-Advisers

Gradient Investments, LLC and Penserra Capital Management LLC

Portfolio Managers

The following persons serve as portfolio managers of the Fund.

●	Michael Binger, CFA: President of Gradient Investments, LLC

●	Jeremy Bryan, CFA: Senior Portfolio Manager of Gradient Investments, LLC

●	Dustin Lewellyn, CFA: Chief Investment Officer of Penserra Capital Management LLC

●	Ernesto Tong, CFA: Managing Director of Penserra Capital Management LLC

●	Anand Desai: Associate at Penserra Capital Management LLC

The portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund and have served in such capacity since the Fund’s inception in __________ 2022.

Purchase and Sale of Fund Shares

The Fund will issue and redeem Shares at NAV only with APs that have entered into agreements with the Fund’s distributor and only in Creation Units or multiples thereof (“Creation Unit Aggregations”), in exchange for the deposit or delivery of a basket of securities in which the Fund invests. The Fund may also issue and redeem Shares in exchange for cash. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

Individual Shares may only be bought and sold in the secondary market (i.e., on a national securities exchange) through a broker or dealer at a market price. Because the Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (at a premium), at NAV, or less than NAV (at a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is available online at www.innovatoretfs.com.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income, returns of capital or capital gains. A sale of Shares may result in capital gain or loss.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), Innovator and Foreside Fund Services, LLC, the Fund’s distributor (the “Distributor”), may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker‑dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Additional Information About the Fund’s Principal Investment Strategies

The Fund is an actively managed ETF. The investment objective of the Fund is to seek long-term capital appreciation, while mitigating overall market risk. The Fund’s investment objective and policies described herein are non-fundamental policies that may be changed by the Board without shareholder approval. The Fund may liquidate and terminate at any time without shareholder approval. Certain fundamental policies of the Fund are set forth in the Fund’s Statement of Additional Information (“SAI”). The Fund’s rules-based investment strategy is strategically designed to generate excess returns over the S&P Global Broad Market Index (“S&P Global BMI”) by investing in broad geographic equity markets and market subsectors to maximize risk-adjusted return over full market cycles. The S&P Global BMI is a broad-based index of global equities maintained by Standard and Poor’s (S&P) that spans 49 developed and emerging market countries, more than 14,000 companies and tracks over 99% of each constituent country’s available market capitalization. The S&P Global BMI contains all publicly listed securities with float-adjusted market values of $100 million or more that also meet a set of minimum daily trading rules – currently that it has a minimum of $50 million value traded over the last 12 months. The S&P Global BMI is rebalanced every September with initial public offering updates and share changes in March, June and December.

The Fund’s active strategy utilizes a rules-based, two-factor approach to create tactical investment opportunities. The Fund seeks to achieve its investment objective by identifying the global market segment that is displaying the strongest price momentum metrics. The resulting investable universe consists of ten global market segments identified below. Nine of these segments represent subsectors within each broad geographical market and are represented by a single global equity index. The final segment represents cash or cash equivalents (e.g., short-term U.S. Treasury bills).

●	U.S. High Beta Index: The S&P 500® High Beta Index is designed to measure the performance of approximately 100 constituents of the S&P 500® Index that exhibit the highest beta.

●	U.S. Neutral Broad Market Index: The S&P 500® Index tracks the performance of the 500 largest companies listed on exchanges in the U.S.

●	U.S. Low Volatility Index: The S&P 500® Low Volatility Index is designed to measure the performance of the 100 least volatile stocks in the S&P 500® Index.

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International Developed Momentum Index: The S&P Momentum Developed ex-U.S. & South Korea LargeMidCap Index is designed to measure the performance of the securities with the greatest momentum of all publicly listed equities of companies located in developed markets throughout the world, excluding the U.S. and South Korea.

●	International Developed Neutral Broad Market Index: The S&P Developed Ex-U.S. BMI Index is designed to represent the performance of large and mid-cap securities across 21 developed markets.

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International Developed Low Volatility Index: The S&P BMI International Developed Low Volatility Index is designed to measure the performance of 200 of the least volatile stocks of all publicly listed equities of companies located in developed markets throughout the world, excluding the U.S. and South Korea.

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Emerging Market Momentum Index: The S&P Momentum Emerging Plus LargeMidCap Index is designed to measure the performance of the securities with the greatest momentum of all publicly listed equities of companies domiciled in emerging markets.

●	Emerging Market Neutral Broad Market Index: The S&P Emerging BMI Index is designed to measure the investable universe of publicly traded companies domiciled in emerging markets.

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Emerging Market Low Volatility Index: The S&P BMI Emerging Markets Low Volatility Index is designed to measure the performance of 200 of the least volatile stocks of all publicly listed equities of companies domiciled in emerging markets.

Penserra will manage the Fund’s investments in accordance with the Fund’s rules-based investment process. However, the Fund may or may not hold all of the securities in the applicable global equity index. Penserra may, at its discretion, invest in a smaller portion of the securities that collectively has an investment profile similar to that of Gradient’s strategy signal. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market value and industry weightings), fundamental characteristics (such as return variability, duration, maturity, credit ratings and yield) and liquidity measures similar to those of the applicable global equity index. With respect to foreign securities in the global equity index selected by Gradient, from time to time, Penserra may invest in the depositary receipts of such foreign securities rather than direct foreign investments due to timing of market closures. To the extent a global equity index contains market capitalization constraints or restrictions relating to investments in certain countries, the Fund will also adhere to such constraints and restrictions.

Fund Investments

Principal Investments

Equity Securities

The Fund invests in equity securities, which primarily include direct investments in common stocks and depositary receipts. Equity securities represent an ownership position in a company. The prices of equity securities fluctuate based on, among other things, events specific to their issuers and market, economic, and other conditions. American Depositary Receipts and Global Depositary Receipts are certificates that evidence ownership of shares of a foreign issuer and are alternatives to purchasing directly the underlying foreign securities in their national markets and currencies. Depositary receipts may be “sponsored” or “unsponsored.” Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer.

Cash Equivalents and Short-Term Investments

The Fund may invest in securities with maturities of less than one year or cash equivalents, or it may hold cash. The percentage of the Fund invested in such holdings varies and depends on several factors, including market conditions.

Disclosure of Portfolio Holdings

A description of the Trust’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s SAI, which is available at www.innovatoretfs.com.

Additional Risks of Investing in the Fund

Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above. The significance of each risk factor below may change over time and you should review each risk factor carefully.

Principal Risks

High Beta Risk. High beta stocks are more sensitive to changes in the market, and thus may be more volatile based on historical market data, compared to the overall market. A portfolio composed of high beta stocks may be subject to greater swings in value and may change unpredictably, thus affecting the value of such securities and, consequently, the value of the Fund.

Low Volatility Risk. While low volatility stocks are seen as having a lower risk profile than the overall markets, they are still subject to the general risks of common stocks. However, a portfolio composed of low volatility stocks may not produce investment exposure that has lower variability to changes in such stocks’ price levels. As such, low volatility stocks may underperform the broader market during periods of rapidly rising stock prices.

Momentum Investing Risk. A momentum style of investing emphasizes investing in securities that have had stronger recent performance compared to other securities, on the basis that these securities will continue to increase in value. Securities that previously exhibited relatively high momentum characteristics may not experience positive momentum or may experience more volatility than the market as a whole. High momentum may also be a sign that the securities’ prices have peaked, and therefore the returns of such securities may be less than the returns of other styles of investing. Momentum can change quickly, and these securities may experience rapid and substantial declines in value. Additionally, there may be periods when the price momentum style of investing is out of favor and the investment performance of the Fund may suffer.

Performance Variability Risk. The performance of the Fund and the equity indices that represent the global market segments the Fund invests in may vary for a variety of reasons. This performance variability may occur because of differences between the securities and other instruments held in the Fund’s portfolio and those included in the equity indices, pricing differences, transaction costs incurred by the Fund, the Fund’s holding of cash or cash equivalents, acceptance of custom baskets or the costs to the Fund of complying with various new or existing regulatory requirements, among other reasons. Additionally, because the Sub-Advisers implement the Fund’s investment program on a monthly basis, the Fund’s portfolio may not always correlate to the securities of the equity index that was selected based on the strategy signal. Similarly, the Sub-Advisers may not always be invested in the securities of the equity indices or may hold securities not included in the equity indices. This risk may be heightened during times of increased market volatility or other unusual market conditions. Performance variability may also occur because the Fund incurs fees and expenses, while the equity indices do not. When the Fund rebalances its portfolio, any transaction costs and market exposure arising from such portfolio rebalancing will be borne by the Fund and its shareholders. Errors with respect to the quality, accuracy and completeness of the data used to compile the equity indices may occur from time to time and may not be identified and corrected by the Fund for a period of time or at all.

Equity Securities Risk. Investments in equity securities are subject to market risks that may cause their prices to fluctuate over time. The value of your investment in the Fund is based on the market prices of the securities to which the Fund has exposure. These prices change daily due to economic and other events that affect particular companies and other issuers or the market as a whole. Historically, the equity markets have moved in cycles so that the value of the Fund’s equity securities may fluctuate from day-to-day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments and the prices of their securities may suffer a decline in response. These factors contribute to price volatility which is the principal risk of investing in the Fund.

Non-U.S. Securities Risk. Investments in securities of non-U.S. companies (particularly in emerging markets) can be more volatile than investments in U.S. companies. Diplomatic, political, or economic developments, including nationalization or appropriation, could affect investments in foreign companies. Non-U.S. securities markets generally have less trading volume and less liquidity than U.S. markets. In addition, the value of securities denominated in foreign currencies, and of dividends from such securities, can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Non-U.S. companies or governments generally are not subject to uniform accounting, auditing, and financial reporting standards comparable to those applicable to domestic U.S. companies or governments. Transaction costs are generally higher than those in the U.S. and expenses for custodial arrangements of foreign securities may be somewhat greater than typical expenses for custodial arrangements of similar U.S. securities.

Depositary Receipts Risk. The Fund invests in depositary receipts, including American Depositary Receipts (ADRs) or similar instruments. Depositary receipts may be subject to certain of the risks associated with direct investments in the securities of foreign companies, such as currency, political, economic and market risks, because their values depend on the performance of the non-dollar denominated underlying foreign securities. Certain countries may limit the ability to convert depositary receipts into the underlying foreign securities and vice versa, which may cause the securities of the foreign company to trade at a discount or premium to the market price of the related depositary receipts. Depositary receipts may be purchased through “sponsored” or “unsponsored” facilities. A sponsored facility is established jointly by a depositary and the issuer of the underlying security. A depositary may establish an unsponsored facility without participation by the issuer of the deposited security. Unsponsored receipts may involve higher expenses and may be less liquid. Holders of unsponsored depositary receipts generally bear all the costs of such facilities, and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.

Emerging Markets Risk. Investments in emerging markets or developing countries are subject to all of the risks of international investing generally, and have additional heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets, including: more restrictive national policies on foreign investment, including restrictions on investment in issuers or industries deemed sensitive to national interests; less familiarity with a capital market structure or market-oriented economy and more widespread corruption and fraud; higher rates of inflation and more rapid and extreme fluctuations in inflation rates; greater sensitivity to interest rate changes; increased volatility in currency exchange rates and potential for currency devaluations and/or currency controls; greater debt burdens relative to the size of the economy; and more delays in settling portfolio transactions and heightened risk of loss from share registration and custody practices. There is also a higher possibility of the devaluation of a country’s currency, a downgrade in the credit ratings of issuers in such country, or a decline in the value and liquidity of securities of issuers in that country if the U.S., other nations or other governmental entities (including supranational entities) impose sanctions on issuers that limit or restrict foreign investment, the movement of assets or other economic activity in the country due to political, military or regional conflicts or due to terrorism or war. Emerging market companies are also subject to a greater risk of market closure or manipulation, less liquidity, limited reliable access to capital and exchange delisting. Security prices in emerging markets can also be significantly more volatile than those in more developed markets, reflecting the greater uncertainties of investing in less established markets and economies. Additionally, the rights and remedies available to investors in emerging market securities may be more limited than those available for investments in developed markets. Finally, the limitations associated with investments in emerging market companies could impact the Fund’s ability to achieve its investment objective. All of these risks are inherently passed on to the company’s shareholders, including the Fund, and in turn, to the Fund’s shareholders.

Authorized Participant Concentration Risk. Only an AP may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs on an agency basis (i.e., on behalf of other market participants). To the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem Creation Units, Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Currency Risk. The Fund’s direct investments in foreign-listed securities will be denominated in foreign currency. Changes in currency exchange rates affect the value of investments denominated in a foreign currency, the value of dividends and interest earned from such securities and gains and losses realized on the sale of such securities. The Fund’s NAV could decline if a currency to which the Fund has exposure (through investments in the Underlying Funds) depreciates against the U.S. dollar or if there are delays or limits on repatriation of such currency. Currency exchange rates may affect the Fund’s NAV, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to other currencies may cause the value of a Fund to decline. Certain non-U.S. currencies may be particularly volatile, and non-U.S. governments may intervene in the currency markets, causing a decline in value or liquidity in an Underlying Fund’s non-U.S. holdings whose value is tied to the affected non-U.S. currency. Additionally, the prices of non-U.S. securities that are traded in U.S. dollars are often indirectly influenced by currency fluctuations.

Cyber Security Risk. The Fund, Adviser, Sub-Adviser, APs, services providers, Exchange and investment industry as a whole are susceptible to operational, information security and related “cyber” risks both directly and through their service providers. Similar types of cyber security risks are also present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers and may cause the Fund’s investment in such portfolio companies to lose value. Similarly, cyber security breaches of the Fund’s third-party service providers, such as the Adviser, Sub-Adviser, distributor or other service providers (including, but not limited to, index providers, fund accountants, custodians, transfer agents and administrators), market makers, or the issuers of the securities in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. Such cyber security breaches have the ability to cause disruptions and impact business operations, potentially resulting in: financial loss, interference with the Fund’s ability to calculate its NAV, disclosure of confidential trading information, impediments to trading, submission of erroneous trades or erroneous creation or redemption orders, the inability of the Fund or its service providers to transact business, violations of applicable privacy or other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, cyber attacks may render records of Fund assets and transactions, shareholder ownership of Shares, and other data integral to the functioning of the Fund inaccessible or inaccurate or incomplete. Unlike many other types of risks faced by the Fund, these risks typically are not covered by insurance. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber incidents include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers. The Fund and its shareholders could be negatively impacted as a result.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Advisers will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or APs to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and in greater than normal intra-day bid-ask spreads for Shares.

Market Risk. The securities in the Index are subject to market fluctuations, and the Fund could lose money due to short-term market movements and over longer periods during market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on a Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of a Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. Any of such circumstances could have a materially negative impact on the value of a Fund’s Shares and result in increased market volatility. During any such events, a Fund’s Shares may trade at increased premiums or discounts to their NAV. The outbreak of the respiratory disease designated as “COVID-19,” which was first detected in late 2019, resulted in significant disruptions to business operations, customer activity and service capabilities for companies throughout the world. The COVID-19 pandemic also greatly increased market volatility. Many countries continue to react to the COVID-19 pandemic through prevention measures and government intervention, including restrictions on travel and business operations. These measures, along with the general uncertainty caused by this pandemic, emerging variants, and the efficacy of vaccines, have resulted in a decline in consumer demand, disruptions to healthcare systems and the supply chain, ratings downgrades, defaults and has imposed significant costs on governmental and business entities. Certain markets have experienced temporary closures, extreme volatility, reduced liquidity, severe losses and increased trading costs, all of which could negatively impact the Fund. The future potential economic impact of the COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions that impact the performance of the Fund.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Code. The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Portfolio Turnover Risk. The Fund may be subject to high portfolio turnover rates due to the Fund’s monthly rebalance and reconstitutions. High portfolio turnover (higher than 100%) may result in increased transaction costs to the Fund, including brokerage commissions, dealer markups and other transaction costs on the sale of the securities and on reinvestment in other securities, as well as possible increased taxable distributions.

Premium/Discount Risk. The NAV of Shares will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of shares will generally fluctuate in accordance with changes in NAV as well as the relative supply of and demand for Shares on the Exchange. The Fund cannot predict whether Shares will trade below (discount), at or above (premium) their NAV. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time.

Security Issuer Risk. Issuer‑specific attributes may cause a security held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole.

Trading Issues Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and APs are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. Initially, due to the small asset size of the Fund, it may have difficulty maintaining its listings on the Exchange.

Non-Principal Risks

Legislation and Litigation Risk. Legislation or litigation that affects the value of securities held by the Fund may reduce the value of the Fund. From time to time, various legislative initiatives are proposed that may have a negative impact on certain securities in which the Fund invests. In addition, litigation regarding any of the securities owned by the Fund may negatively impact the value of the Shares. Such legislation or litigation may cause the Fund to lose value or may result in higher portfolio turnover.

Operational Risk. The Fund is subject to risks arising from various operational factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Although the Fund and the Adviser seek to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

Management of the Fund

The Fund is a series of Innovator ETFs Trust, an investment company registered under the 1940 Act. The Fund is treated as a separate fund with its own investment objectives and policies. The Trust is organized as a Delaware statutory trust. The Board is responsible for the overall management and direction of the Trust. The Board elects the Trust’s officers and approves all significant agreements, including those with the Adviser, Sub-Advisers, custodian and fund administrative and accounting agent.

Investment Adviser

Innovator Capital Management, LLC, 109 North Hale Street, Wheaton, Illinois 60187, serves as the Fund’s investment adviser. In its capacity as Adviser, Innovator has overall responsibility for selecting and monitoring the Fund’s investments and managing the Fund’s business affairs.

Investment Sub-Advisers

Gradient Investments, LLC, 4105 Lexington Ave, Ste 250, Arden Hills, Minnesota 55126, serves as one of the Fund’s investment sub-advisers. Gradient has responsibility for managing the Fund’s investment program in pursuit of its investment objective.

Penserra Capital Management LLC, 4 Orinda Way, Suite 100-A, Orinda, California 94563, serves as one of the Fund’s investment sub-advisers. Penserra has responsibility for managing the Fund’s investment program in pursuit of its investment objective.

Portfolio Managers

Michael Binger, CFA, Jeremy Bryan, CFA, Dustin Lewellyn, CFA, Ernesto Tong, CFA and Anand Desai serve as the Fund’s portfolio managers.

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Michael Binger, CFA. Mr. Binger is the President of Gradient Investments, LLC and has over 30 years of investment experience. He has held this position since 2019. Mr. Binger has been employed at Gradient Investments, LLC since 2012 and previously held the title of Senior Portfolio Manager. Prior to Gradient Investments, LLC, Mr. Binger held the role of Portfolio Manager for the Large Cap Growth strategy at Thrivent Financial.

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Jeremy Bryan, CFA. Mr. Bryan is the Senior Portfolio Manager for Gradient Investments, LLC and has over 20 years investment experience. He has held this position since 2019. Mr. Bryan has been employed at Gradient Investments, LLC since 2017 and previously held the title of Portfolio Manager. Prior to Gradient Investments, LLC, Mr. Bryan was a Portfolio Manager for Alerus Financial (2012-2017) and prior to that was employed as an equity analyst with Surveyor Capital (wholly owned subsidiary of Citadel LLC) and Deephaven Capital Management.

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Dustin Lewellyn, CFA. Mr. Lewellyn has been Chief Investment Officer with Penserra since 2012. He was President and Founder of Golden Gate Investment Consulting LLC from 2011 through 2015. Prior to that, Mr. Lewellyn was a managing director at Charles Schwab Investment Management, Inc. (“CSIM”), which he joined in 2009, and head of portfolio management for Schwab ETFs. Prior to joining CSIM, he worked for two years as director of ETF product management and development at a major financial institution focused on asset and wealth management. Prior to that, he was a portfolio manager for institutional clients at a financial services firm for three years. In addition, he held roles in portfolio operations and product management at a large asset management firm for more than 6 years.

●

Ernesto Tong, CFA. Mr. Tong has been a Managing Director with Penserra since 2015. Prior to that, Mr. Tong spent seven years a vice president at Blackrock, where he was a portfolio manager for a number of the iShares ETFs, and prior to that, he spent two years in the firm’s index research group.

●	Anand Desai. Mr. Desai has been an Associate with Penserra since 2015. Prior to that, Mr. Desai was a portfolio fund accountant at State Street for five years.

For additional information concerning Innovator and the Sub-Advisers, including a description of the services provided to the Fund, please see the Fund’s SAI. Additional information regarding the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of Shares may also be found in the SAI.

Management Fee

Pursuant to an investment advisory agreement between Innovator and the Trust, on behalf of the Fund (the “Investment Management Agreement”), the Fund has agreed to pay an annual unitary management fee to Innovator in an amount equal to 0.80% of its average daily net assets. This unitary management fee is designed to pay the Fund’s expenses and to compensate Innovator for the services it provides to the Fund. Out of the unitary management fee, Innovator pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, Innovator is not responsible for distribution and service fees payable pursuant to a Rule 12b‑1 plan, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest, and extraordinary expenses.

Pursuant to an investment sub-advisory agreement between Innovator and each of Gradient and Penserra and the Trust, on behalf of the Fund (each, an “Investment Sub-Advisory Agreement”), Innovator has agreed to pay an annual sub‑advisory fee to Gradient and Penserra in an amount based on the Fund’s average daily net assets. Innovator is responsible for paying the entirety of Gradient’s and Penserra’s sub-advisory fee. The Fund does not directly pay Gradient or Penserra.

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement and Investment Sub-Advisory Agreement on behalf of the Fund will be available in the Fund’s next Annual Report to shareholders for the fiscal period ended __________, 2022.

Manager of Managers Structure. The Fund and Innovator have received an exemptive order from the SEC to operate under a manager of managers structure that permits Innovator, with the approval of the Board, to appoint and replace sub-advisers, enter into sub-advisory agreements, and materially amend and terminate sub-advisory agreements on behalf of the Fund without shareholder approval (“Manager of Managers Structure”). Under the Manager of Managers Structure, Innovator has ultimate responsibility, subject to oversight by the Board, for overseeing the Fund’s sub-advisers and recommending to the Board their hiring, termination, or replacement. The SEC order does not apply to any sub-adviser that is affiliated with the Fund or Innovator.

The Manager of Managers Structure enables the Fund to operate with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approvals for matters relating to the Sub-Advisers or the Investment Sub-Advisory Agreement. The Manager of Managers Structure does not permit an increase in the advisory fees payable by the Fund without shareholder approval. Shareholders will be notified of any changes made to the Sub-Advisers or the Investment Sub-Advisory Agreement within 90 days of the change.

How to Buy and Sell Shares

The Fund will issue or redeem its Shares at NAV per Share only in Creation Units. Most Fund shareholders will buy and sell Shares in secondary market transactions through brokers. Shares will be listed for trading on the secondary market on the Exchange. Shares can be bought and sold throughout the trading day like other publicly traded shares. Share prices are reported in dollars and cents per Share. There is no minimum investment. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Because Shares trade at market price rather than NAV, a Fund Shareholder may pay more than NAV when purchasing Shares and receive less than NAV when selling Shares.

APs may acquire Shares directly from the Fund, and APs may tender their Shares for redemption directly to the Fund, at NAV per Share only in Creation Units, and in accordance with the procedures described in the SAI.

Book Entry

Shares are held in book‑entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares and is recognized as the owner of all Shares for all purposes.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book entry or “street name” form.

Share Trading Prices

The trading prices of Shares on the Exchange is based on market price and may differ from the Fund’s daily NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares.

Frequent Purchases and Redemptions of Shares

Shares may be purchased and redeemed directly from the Fund only in Creation Units by APs that have entered into agreements with the Fund’s distributor. The vast majority of trading in Shares occurs on the secondary market and does not involve the Fund directly. In-kind purchases and redemptions of Creation Units by APs and cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Shares. Cash purchases and/or redemptions of Creation Units, however, can result in disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objectives, and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by APs increases. However, direct trading by APs is critical to ensuring that Shares trade at or close to NAV.

To minimize these potential consequences of frequent purchases and redemptions of Shares, the Fund imposes transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs the Fund incurs in effecting trades. In addition, the Fund reserves the right to not accept orders from APs that Innovator has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. For these reasons, the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares.

Dividends, Distributions and Taxes

The Fund expects to declare and distribute all of its net investment income and its net realized capital gains, if any, at least annually. The Fund may distribute such income dividends and capital gains more frequently, if necessary, in order to reduce or eliminate federal excise or income taxes on the Fund. The amount of any distribution will vary, and there is no guarantee the Fund will pay either an income dividend or a capital gains distribution. Distributions may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning Shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund may not have been asked to review, and may not have reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

The Fund intends to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax professional about the tax consequences of an investment in Shares.

Unless your investment in Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when:

●	Your Fund makes distributions,

●	You sell your Shares listed on the Exchange, and

●	You purchase or redeem Creation Units.

Taxes on Distributions

The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, as further discussed below, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Shares. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you; however, such distributions may reduce your tax basis in your Shares, which could result in you having to pay higher taxes in the future when Shares are sold, even if you sell the Shares at a loss from your original investment. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Shares that are attributable to qualifying dividends received by the Fund from certain corporations may be reported by the Fund as being eligible for the dividends received deduction.

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some capital gains, including some portion of your capital gain dividends, may be taxed at a higher maximum stated tax rate. Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your Shares at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

An election may be available to shareholders to defer recognition of the gain attributable to a capital gain dividend if they make certain qualifying investments within a limited time. Shareholders should talk to their tax advisor about the availability of this deferral election and its requirements.

Ordinary income dividends received by an individual shareholder from a regulated investment company such as the Fund are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Fund itself. The Fund will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Taxes on Exchange Listed Shares

If you sell or redeem your Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Shares from the amount you receive in the transaction. Your tax basis in your Shares is generally equal to the cost of your Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Shares.

Taxes and Purchases and Redemptions of Creation Units

If you exchange securities for Creation Units you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and any cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

Treatment of Fund Expenses

Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. You may not be able to take a deduction for some or all of these expenses, even if the cash you receive is reduced by such expenses.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gain distributions paid to Shareholders. Federal tax will be withheld if (1) the Shareholder fails to furnish the Fund with the Shareholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the Shareholder or the Fund that the Shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the Shareholder fails to certify to the Fund that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the Shareholder’s U.S. federal income tax liability.

Non-U.S. Tax Credit

If the Fund invests in non-U.S. securities, the tax statement that you receive may include an item showing non-U.S. taxes the Fund paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Fund paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

Non-U.S. Investors

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will generally be characterized as dividends for U.S. federal income tax purposes (other than dividends which the Fund properly reports as capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below.

However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met.

Distributions to, and gross proceeds from dispositions of Shares by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

Investments in Certain Non‑U.S. Corporations

If the Fund holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain non‑U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Fund could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its shareholders. The Fund will not be able to pass through to its shareholders any credit or deduction for such taxes. The Fund may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Fund would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Fund might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You also may be subject to state and local taxes on Fund distributions and sales of Shares.

Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. See “Distributions and Taxes” in the SAI for more information.

Distributor

Foreside Fund Services, LLC serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in Shares.

Net Asset Value

US Bancorp Fund Services LLC (“USBFS”), the Fund’s administrator and fund accounting agent, calculates the Fund’s NAV at the close of regular trading (ordinarily 4:00 p.m. E.S.T.) every day the New York Stock Exchange is open. The NAV for one Share is the value of that Share’s portion of all of the net assets of the Fund. In calculating NAV, the Fund generally values its investment portfolio at market price.

Common stocks, preferred stocks and other equity securities listed on any national or foreign exchange (excluding the NASDAQ National Market (“NASDAQ”) and the London Stock Exchange Alternative Investment Market (“AIM”)) will be valued at the last sale price on the exchange on which they are principally traded or, for NASDAQ and AIM securities, the official closing price. Securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, at the close of the exchange representing the principal market for such securities. Securities traded in the over-the-counter market are valued at the mean of the bid and the asked price, if available, and otherwise at their closing bid price.

USBFS may obtain all market quotations used in valuing securities from a third-party pricing service vendor (a “Pricing Service”). If no quotation can be obtained from a Pricing Service, then USBFS will contact the Trust’s pricing committee (the “Pricing Committee”). The Pricing Committee is responsible for establishing the valuation of portfolio securities and other instruments held by the Fund in accordance with the pricing and valuation procedures adopted by the Board (the “Valuation Procedures”). The Pricing Committee will then attempt to obtain one or more broker quotes for the security daily and will value the security accordingly.

If no quotation is available from either a Pricing Service, or one or more brokers, or if the Pricing Committee has reason to question the reliability or accuracy of a quotation supplied or the use of amortized cost, the value of any portfolio security held by the Fund for which reliable market quotations are not readily available will be determined by the Pricing Committee in a manner that most appropriately reflects fair market value of the security on the valuation date. The use of a fair valuation method may be appropriate if, for example: (i) market quotations do not accurately reflect fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded (for example, a foreign exchange or market); (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

Fair valuation of an equity security will be based on the consideration of all available information, including, but not limited to, the following: (a) the type of security; (b) the size of the holding; (c) the initial cost of the security; (d) transactions in comparable securities; (e) price quotes from dealers and/or pricing services; (f) relationships among various securities; (g) information obtained by contacting the issuer, analysts, or the appropriate stock exchange; (h) an analysis of the issuer’s financial statements; and (i) the existence of merger proposals or tender offers that might affect the value of the security.

With respect to any non-U.S. securities held by the Fund, the Fund may take factors influencing specific markets or issuers into consideration in determining the fair value of a non-U.S. security. International securities markets may be open on days when the U.S. markets are closed. In such cases, the value of any international securities owned by the Fund may be significantly affected on days when investors cannot buy or sell Shares. In addition, due to the difference in times between the close of the international markets and the time the Fund prices its Shares, the value the Fund assigns to securities generally will not be the same as the quoted or published prices of those securities on their primary markets or exchanges. In determining fair value prices, the Fund may consider the performance of securities on their primary exchanges, foreign currency appreciation/depreciation, securities market movements in the U.S., or other relevant information as related to the securities.

For more information about how the Fund’s NAV is determined, please see the section in the statement of information entitled “Determination of Net Asset Value.”

Fund Service Providers

US Bancorp Fund Services LLC is the administrator and transfer agent for the Trust. U.S. Bank, N.A. serves as the custodian for the Trust.

Chapman and Cutler LLP, 320 South Canal Street, Chicago, Illinois 60606, serves as legal counsel to the Trust.

Cohen & Company, Ltd., 1350 Euclid Avenue, Suite 800, Cleveland, Ohio 44115, serves as the Trust’s independent registered public accounting firm and is responsible for auditing the annual financial statements of the Trust.

Premium/Discount Information

Information showing the number of days the market price of the Fund’s Shares was greater (at a premium) and less (at a discount) than the Fund’s NAV for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter), is available at www.innovatoretfs.com.

Investments by Other Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies, including Shares. The SEC adopted Rule 12d1-4 under the 1940 Act on November 19, 2020, which became effective January 19, 2021. The Fund is required to comply with the conditions of Rule 12d1-4, which allows, subject to certain conditions, the Fund to invest in other registered investment companies and other registered investment companies to invest in the Fund beyond the limits contained in Section 12(d)(1) of the 1940 Act.

Financial Highlights

The Fund is new and has no performance history as of the date of this prospectus. Financial information is therefore not available.

Innovator Gradient Tactical Rotation Strategy ETF

For more detailed information on the Fund, several additional sources of information are available to you. The SAI, incorporated by reference into this Prospectus, contains detailed information on the Fund’s policies and operation. Additional information about the Fund’s investments is available in the annual and semi‑annual reports to shareholders. In the Fund’s annual reports, you will find a discussion of the market conditions and investment strategies that significantly impacted the Fund’s performance during the last fiscal year. The Fund’s most recent SAI, annual or semi‑annual reports and certain other information are available free of charge by calling the Fund at (800) 208-5212, on the Fund’s website at www.innovatoretfs.com or through your financial advisor. Shareholders may call the toll‑free number above with any inquiries.

You may obtain this and other information regarding the Fund, including the SAI and Codes of Ethics adopted by the Adviser, Sub-Advisers, Distributor and the Trust, directly from the SEC. Information on the SEC’s website is free of charge. Visit the SEC’s on‑line EDGAR database at http://www.sec.gov. You may also request information regarding the Fund by sending a request (along with a duplication fee) to the SEC by sending an electronic request to publicinfo@sec.gov.

Innovator Capital Management, LLC 109 North Hale Street Wheaton, Illinois 60187 (800) 208-5212 www.innovatoretfs.com	SEC File #: 333‑146827 811-22135